                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                             (Amendment No. 2  )*


                           ATRIX INTERNATIONAL, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   04962P300
                                (CUSIP Number)


                                April 30, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No. 04962P300                    13G                     Page 2 of 5 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  HEARTLAND ADVISORS, INC.

                  #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a) [  ]
                                            (b) [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  WISCONSIN, U.S.A.

  NUMBER OF           5.  SOLE VOTING POWER
    SHARES
 BENEFICIALLY             100,000
   OWNED BY
     EACH             6.  SHARED VOTING POWER
  REPORTING
   PERSON                 None
    WITH
                      7.  SOLE DISPOSITIVE POWER

                          100,000

                      8.  SHARED DISPOSITIVE POWER

                          None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        100,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.1%

12. TYPE OF REPORTING PERSON

                  IA

CUSIP NUMBER  04962P300                     Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer: Atrix International, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
           14301 Ewing Avenue South
           Burnsville, MN 55306

Item 2.
    (a) Name of Person Filing: Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
                Heartland Advisors, Inc.
                790 North Milwaukee Street
                Milwaukee, WI 53202


    (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
        -----------

    (d) Title of Class of Securities: Common Stock
        ----------------------------

    (e) CUSIP Number: 04962P300
        ------------

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or
        -------------------------------------------------------------
        240.13d-2(b) or (c), check whether the person filing is a:
        ----------------------------------------------------------

  (a)_____ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

  (b)_____ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)_____ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c).

  (d)_____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)  X   An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);
     -----

  (f)_____ An employee benefit plan or endowment fund in accordance with
           (S)240.13d-1(b)(1)(ii)(F).

  (g)_____ A parent holding company or control person in accordance with
           (S)240.13d-1(b)(ii)(G);

  (h)_____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i)_____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)_____ Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to (S)240.13d-1(c), check this box   [   ].

Item 4. Ownership.
        ---------

    (a) Amount beneficially owned:
        --------------------------
        100,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc.

    (b) Percent of Class:
       -----------------
       7.1%

    (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

     The shares of common stock to which this Schedule relates are held by Heartland Limited Partnership I, a private limited partnership for which Heartland Advisors, Inc. serves as managing general partner with voting and dispositive power. As a result, the partnership may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on By the Parent Holding Company.
        --------------------------------------------------------

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10. Certification.
         -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 7, 1998

                    HEARTLAND ADVISORS, INC.

                    By:  PATRICK J. RETZER
                          Patrick J. Retzer
                          Senior Vice President/Treasurer